Exhibit 99.1

FOR IMMEDIATE RELEASE

ANOTHER DESIGN WIN FOR SILICOM’S
 UNIQUE CLOUD PLATFORM SOLUTION

- Leading DPI Company Places Initial POs for Accelerated Version of Silicom’s Switched SETAC Solution;
Annual Potential of ~$1M

KFAR SAVA, Israel - December 22, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has received another Design Win for its Switched SETAC solution, a strategic new cloud and data center platform designed to save space, energy and costs in cloud and data center services while improving system performance. The client, a leading European provider of DPI solutions for Monitoring, Lawful Interception and Cyber Security, has selected the accelerated version of the Switched SETAC solution, and has already placed initial purchase orders totaling $250,000. Silicom estimates that its future sales to this customer will ramp to approximately $1 million per year.

The Accelerated Switched SETAC is a unique product that adds Network Processor acceleration to the many additional features and benefits of the Silicom Switched SETAC, including its use of standard motherboards, integration of switching, filtering and load-balancing, and its potential to support emerging SDN/NFV protocols. The new product allows applications to be offloaded from the main CPU to the Network Processor modules, a feature that, when combined with the Switched SETAC’s cross-socket capability, results in unparalleled performance while maintaining all Switched SETAC capabilities.

“We are excited to close our second significant Design Win for our Switched SETAC, combining our Security Appliances offering with our Cloud and Data Center solutions,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “The Accelerated version of the product is ideal for markets impacted doubly by the exponential increase in data traffic together with the ramp-up of security threats. By enabling the highest possible performance while minimizing footprint and power consumption – all at an attractive price point – the Accelerated Switched SETAC is a perfect solution for these fast-growing, mission critical markets.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com